

March 16, 2022

Chi Tong Au
Chief Executive Officer
Ever Harvest International Group Inc.
Suite F, 16/F, Cameron Plaza
23 Cameron Road
Tsim Sha Tsui, Hong Kong

> **Re: Ever Harvest International Group Inc.**
> **Amendment No. 3 to Form 10-12G**
> **Filed February 14, 2022**
> **File No. 000-56362**

Dear Dr. Au:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Amendment No. 3 to Registration Statement on Form 10-12G</u>

<u>"The Holding Foreign Companies Accountable Act requires the Public Company Accounting Oversight Board (PCAOB)..." , page 17</u>

1. Please revise your risk factor header to acknowledge, as you do in the text of the risk factor, that the three years you reference could be reduced to two years if the Accelerating HFCAA Senate bill is enacted. Make consistent revisions to your references to this risk factor, as revised, such as on page iv.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Robert Shapiro at 202-551-3273 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Mara Ransom at 202-551-3264 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services